

February 9, 2011

Mr. Ross Giles
President
Z3 Enterprises, Inc.
9680 W. Tropicana Avenue
Suite 125
Las Vegas, NV 89147

      RE: Z3 Enterprises, Inc.
               Form 8-K/A1
               Filed January 27, 2011
               File No. 000-53443

Dear Mr. Giles:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1.   We refer to the Form 8-K you filed on January 27, 2011 disclosing a change in shell company status. Please tell us in more detail about the material terms of the transaction that resulted in changing your status as a shell company, as defined in Rule 12b-2 of the Exchange Act. Please also tell us how you evaluated the transaction to determine if you are required to provide the disclosures set forth in Section 2.01(f), 5.01 and 5.06 of Form 8-K and include the financial statements described in Section 9.01.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, at (202) 551-3399, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

FAX: (702) 974-1432